

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2012

Via E-mail
Dror Svorai
Chief Executive Officer
Onteco Corporation
19495 Biscayne Blvd.
Suite 411
Aventura, FL 33180

> **Re: Onteco Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on September 19 and revised on October 4 and 12, 2012**
> **File No. 000-53104**

Dear Mr. Svorai:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Christian Windsor

                                     Christian Windsor
                                     Special Counsel